UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

Long form of Press Release

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 20, 2010

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX REPORTS FIRST QUARTER 2010 NET INCOME OF $10.1 MILLION; $0.28 PER SHARE.

PANAMA CITY, April 20, 2010 – Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”) announced today its results for the first quarter ended March 31, 2010.

First Quarter Business Highlights

•
Net Income (*) for the first quarter 2010 amounted to $10.1 million, compared to $11.9 million in the fourth quarter 2009, and $16.7 million in the first quarter 2009.  Net interest margin reached 1.71% in the first quarter 2010, up from 1.60% in the fourth quarter 2009, and 1.50% in the first quarter 2009.  First quarter 2010 operating expenses increased 1% over the fourth quarter 2009, and decreased 10% from the first quarter 2009.

•
The Commercial Division’s Net Income for the first quarter 2010 amounted to $14.2 million, mainly driven by portfolio growth and the impact of an improved risk profile on provisions, compared to $11.8 million in the fourth quarter 2009, and $7.5 million in the first quarter 2009.  The average commercial portfolio balances stood at $3.1 billion, an increase of 5% from the fourth quarter 2009, and a 3% increase compared to the first quarter 2009.  Disbursements during the first quarter 2010 reached $1,254 million, a 3% increase over the previous quarter, and a 51% increase from the first quarter 2009.

•
The Treasury Division reported a Net Loss in the first quarter 2010 of $2.8 million, compared to a Net Loss of $0.5 million in the fourth quarter 2009, and $1.0 million in Net Income in the first quarter 2009.  The first quarter 2010 loss was mostly attributable to net losses on the valuation of hedging instruments stemming from the downward trend in market interest rates. The Bank´s weighted average funding costs decreased 18% quarter-on-quarter to 1.43%.

•
The Asset Management Division reported a Net Loss in the first quarter 2010 of $1.4 million, compared to Net Income of $0.6 million in the fourth quarter 2009, and Net Income of $8.2 million in the first quarter 2009.  The loss in the first quarter 2010 was mostly the result of a $1.5 million trading losses in the Investment Fund.

•
The book value per common share increased 1% compared to the previous quarter to $18.59 in the first quarter 2010, up 13% compared to the first quarter 2009.   The Bank’s Tier 1 capital ratio as of March 31, 2010 was 24.6%, compared to 25.8% as of December 31, 2009, and 21.7% as of March 31, 2009, while the leverage ratio as of these dates was 5.8x, 5.7x, and 6.8x, respectively.  The Bank’s equity consists entirely of common shares.

(*) Net income attributable to Bladex (“Net Income”).

 CEO's Comments

"The environment Bladex faced during the first quarter continued to reflect the combined impact of a gradual recovery in economic growth rates and the Region’s credit, improved liquidity levels and lower cost of funds, and risk levels that appear to have stabilized.  Within this scenario, Bladex was quite pleased to see that, for the first time in four years, the seasonably weak January through March period recorded an expansion in average portfolio balances.

The careful re-leveraging of the Bank, based on a prudent expansion of Bladex’s franchise to service the increasing numbers of Latin American companies doing business regionally, remains at the core of what the Bank has planned for 2010. In doing so, Bladex is operating with the benefit of a very strong capitalization that allows ample room for growth, along with an expanding Commercial Division team and footprint, developing opportunities in market niches where the Bank’s competitive position is especially strong. The results of these efforts will take some time to fully bear fruit but, judging from the progress achieved in the previous three months, the trends are encouraging indeed.  A larger portfolio will result in higher revenues, decreased concentrations and improved ROE levels.

The Treasury and Asset Management divisions struggled a bit during the quarter.  From a medium term perspective, however, Bladex remains confident about their performance. The Asset Management Division has operated profitably in 12 out of 16 quarters since its inception in 2006, and has contributed a net of more than $43 million in Net Income to the Bank’s results.  Most importantly for the long term, the Fund’s balances under management continue to gradually increase. For its part, the Treasury Division’s results for the quarter were impacted by the valuation of interest rate swaps used to hedge the interest rate risk of the Bank's securities portfolio, a cost Bladex considers well worth paying.

In conclusion, Bladex possesses all of the elements needed to execute the strategy for the remainder of 2010, while we continue positioning the Bank for significantly improved results and value over the next few years."

RESULTS BY BUSINESS SEGMENT

COMMERCIAL DIVISION
The Commercial Division incorporates the Bank’s core business from financial intermediation and fee generation activities.  Net Income includes net interest income from loans, fee income, net allocated operating expenses, the reversal (provision) for loan and off-balance sheet credit losses, and any impairment on assets.

(US$ million)	1Q10	4Q09	1Q09
Commercial Division:
Net interest income	$15.2	$15.5	$17.0
Non-interest operating income (1)	2.2	2.1	2.5
Net operating revenues (2)	17.4	17.6	19.5
Operating expenses	(6.8)	(6.3)	(6.7)
Net operating income (3)	10.6	11.2	12.8
Reversal (provision) for loan and off-balance sheet credit losses, net	3.5	0.6	(5.2)
Impairment of assets, net of recoveries	0.2	(0.0)	(0.1)
Net Income	$14.2	$11.8	$7.5

1Q10 vs. 4Q09
The Commercial Division continued to accelerate portfolio growth in the first quarter 2010 and to further deploy its sales force as market demand improved, reaching $3.2 billion in period-end balances, a 4% increase over the previous quarter.  The Division’s Net Income in the first quarter 2010 amounted to $14.2 million, a $2.4 million increase from the previous quarter, mainly as the result of an improved risk profile favorably impacting generic reserve requirements. Net operating income in the first quarter 2010 amounted to $10.6 million compared to $11.2 million in the fourth quarter 2009.  The $0.6 million decrease in operating income was the result of the combined effects of: (i) a $0.3 million decrease in net interest income due to lower weighted average lending spreads on the average loan portfolio (-17 bps) and lower market interest rates, partially offset by increased average loan portfolio balances (+4%), mainly driven by demand from corporations; (ii) a $0.6 million increase in operating expenses reflecting higher average headcount and marketing expenses; and (iii) a $0.1 million increase in non-interest operating income, mostly attributable to increased commission income from the letter of credit business.

1Q10 vs. 1Q09
Net Income increased $6.7 million versus the same quarter a year ago, mainly from lower loan loss reserve requirements. Net operating income from the Commercial Division declined $2.2 million versus the first quarter 2009 as a result of: (i) a $1.8 million decrease in net interest income mostly attributable to lower market interest rates, which partially offset both the increase in average loan portfolio balances (+3%) and the increase in the average lending spreads on the loan portfolio (+14 bps); (ii) a $0.2 million increase in operating expenses, and (iii) a $0.3 million decrease in commissions and fees.

The following graph illustrates the trend in quarterly weighted average lending spreads as liquidity returns to the markets:

The commercial portfolio includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments) pertaining to the Bank’s client-oriented intermediation activities.  The Bank’s commercial portfolio balance reached $3.2 billion as of March 31, 2010, a 4% increase over the balance as of December 31, 2009, and 15% over the balance as of March 31, 2009.  Similarly, on an average basis, the commercial portfolio increased 5% in the first quarter 2010 compared to the previous quarter, and 3% from the first quarter 2009. From its lows during the second quarter of 2009, the average commercial portfolio balances have grown 14% to $3.1 billion in the first quarter 2010.

The commercial portfolio continues to be short-term and trade-related in nature.  $2.3 billion, or 71%, of the commercial portfolio matures within one year. Trade financing operations represent 62% of the portfolio, while the remaining balance consists primarily of lending to banks and exporters.  Refer to Exhibit VIII for information relating to the Bank’s commercial portfolio distribution by country and Exhibit X for the Bank’s distribution of credit disbursements by country.

TREASURY DIVISION
The Treasury Division incorporates the Bank’s liquidity management and investment securities activities.  Net Income is presented net of allocated operating expenses, and includes net interest income on Treasury activities and net other income (loss) relating to treasury activities (12).

(US$ million)	1Q10	4Q09	1Q09
Treasury Division:
Net interest income (loss)	$0.5	$0.5	$(0.6)
Non-interest operating income (loss) (1)	(1.1)	0.7	3.8
Net operating revenues (2)	(0.6)	1.2	3.2
Operating expenses	(2.2)	(1.7)	(2.2)
Net operating income (loss) (3, 12)	(2.8)	(0.5)	1.0
Net Income (Loss)	$(2.8)	$(0.5)	$1.0

1Q10 vs. 4Q09
In the first quarter 2010, the Treasury Division posted a Net Loss of $2.8 million compared to a Net Loss of $0.5 million during the fourth quarter 2009.  The $2.3 million decrease is mostly attributable to a $1.8 million decrease in non-interest operating income, mainly from net losses on valuations of hedging instruments (interest rate swaps related to the Bank´s securities portfolio) as market interest rates continued on a downward trend.

1Q10 vs. 1Q09
The Treasury Division reported a Net Loss of $2.8 million in first quarter 2010, compared to Net Income of $1.0 million in the first quarter 2009.  The $3.8 million decrease was primarily driven by a $4.9 million variance in non-interest operating income (loss) attributable to a year-on-year reduction in average trading securities balances, and losses on valuations of related hedging instruments.

The trading portfolio as of March 31, 2010 amounted to $51 million, up $1 million, or 2%, from December 31, 2009, and $159 million as of March 31, 2009.  The securities available for sale portfolio as of March 31, 2010 remained at $457 million, the same level as of December 31, 2009 and $590 million as of March 31, 2009.  The year-on-year decrease reflects the sale of $147 million in book value of the securities portfolio during 2009.

The available for sale portfolio as of March 31, 2010 consisted entirely of readily quoted Latin American securities, 79.9% of which were sovereign and state-owned risk in nature (refer to Exhibit IX for a per country distribution of the Treasury portfolio).

The available for sale portfolio is marked to market, with the impact recorded in stockholders’ equity through the Other Comprehensive Income Account (“OCI”), which remained stable at (-$6 million) in the first quarter 2010, as increased market valuations of the securities portfolio were offset by lower valuations on related hedging instruments (refer to Exhibit I).

Liquid assets (11) decreased to $328 million as of March 31, 2010, compared to $402 million as of December 31, 2009, and $563 million as of March 31, 2009.  The Bank continues its approach of gradually reducing liquidity balances to historically prevalent levels as funding markets allow.

The Bank made minor adjustments to its repurchase agreement obligation levels, which remain low, and overall bank borrowings levels, as its funding costs continue to improve.  Weighted average funding costs for the first quarter 2010 amounted to 1.43%, a decrease of 32 bps, or 18%, compared to the fourth quarter 2009, and a decrease of 157 bps, or 52%, compared to the first quarter 2009.

ASSET MANAGEMENT DIVISION
The Asset Management Division incorporates the Bank’s asset management activities. The Division’s Investment Fund follows primarily a Latin America macro strategy, utilizing a combination of products (foreign exchange, equity indices, interest rate swaps, and credit derivative products) to establish long and short positions in the markets.

The Division’s Net Income includes net interest income on the Investment Fund, as well as net gains (losses) from Investment Fund trading, other related income (loss), allocated operating expenses, and the Net Income attributable to the redeemable non-controlling interest.

(US$ million)	1Q10	4Q09	1Q09
Asset Management Division:
Net interest income (loss)	$0.6	$(0.8)	$(1.0)
Non-interest operating income (loss) (1)	(1.3)	3.5	11.7
Net operating revenues (2)	(0.7)	2.7	10.7
Operating expenses	(1.0)	(1.9)	(2.2)
Net operating income (loss) (3)	(1.7)	0.8	8.5
Net income (loss)	(1.7)	0.8	8.5
Net income (loss) attributable to the redeemable noncontrolling interest	(0.3)	0.2	0.3
Net Income (Loss)	$(1.4)	$0.6	$8.2

1Q10 vs. 4Q09
The Asset Management Division recorded a Net Loss in the first quarter 2010 of $1.4 million, compared to Net Income of $0.6 million in the fourth quarter and Net Income of $8.2 million in the first quarter 2009.  The $2.0 million decrease in Net Income in the quarter was mainly due to a $4.8 million decrease in non-interest operating income attributable to lower gains from Investment Fund trading.

1Q10 vs. 1Q09
The $9.6 million decrease in Net Income in the first quarter 2010 compared to first quarter 2009, was due to the combined effects of:  (i) a $1.6 million increase in net interest income, (ii) a $13.0 million decrease in non-interest operating income attributable to losses from Investment Fund trading, (iii) a $1.2 million decrease in operating expenses from lower provisions for variable compensation tied to the performance of the Investment Fund.

As of March 31, 2010, the Investment Fund’s asset value totaled $205 million, compared to $198 million as of December 31, 2009 and $160 million as of March 31, 2009, as third party interest continues to increase.  For the same dates, Bladex´s ownership of the Bladex Offshore Feeder Fund was 78.79%, 82.34% and 96.89%, respectively, with remaining balances owned by third party investors.

CONSOLIDATED RESULTS OF OPERATIONS
KEY FINANCIAL FIGURES AND RATIOS
The following table illustrates the consolidated results of operations of the Bank for the periods indicated below:

(US$ million, except percentages and per share amounts)	1Q10	4Q09	1Q09
Net Interest Income	$16.3	$15.2	$15.4
Net Operating Income (Loss) by Business Segment:
Commercial Division	$10.6	$11.2	$12.8
Treasury Division	$(2.8)	$(0.5)	$1.0
Asset Management Division	$(1.7)	$0.8	$8.5
Net Operating Income	$6.1	$11.6	$22.3
Net income	$9.8	$12.1	$17.0
Net income (loss) attributable to the redeemable noncontrolling interest	$(0.3)	$0.2	$0.3
Net Income attributable to Bladex	$10.1	$11.9	$16.7

Net Income per Share(5)	$0.28	$0.33	$0.46
Book Value per common share (period end)	$18.59	$18.49	$16.50
Return on Average Equity (“ROE”)	6.1%	7.1%	11.4%
Operating Return on Average Equity ("Operating ROE") (6)	3.7%	6.9%	15.2%
Return on Average Assets (“ROA”)	1.1%	1.3%	1.6%
Net Interest Margin	1.71%	1.60%	1.50%
Efficiency Ratio (7)	62%	46%	33%

Tier 1 Capital(8)	$684	$679	$655
Total Capital(9)	$718	$712	$693
Risk-Weighted Assets	$2,779	$2,633	$3,014
Tier 1 Capital Ratio(8)	24.6%	25.8%	21.7%
Total Capital Ratio (9)	25.8%	27.0%	23.0%
Stockholders’ Equity	$681	$676	$601
Stockholders’ Equity to Total Assets	17.2%	17.4%	14.6%
Other Comprehensive Income Account ("OCI")	$(6)	$(6)	$(57)

Leverage (times) (10)	5.8	5.7	6.8
Liquid Assets / Total Assets (11)	8.3%	10.4%	13.7%
Liquid Assets / Total Deposits	24.2%	32.0%	46.3%

Non-Accruing Loans to Total Loans, net	1.8%	1.8%	0.0%
Allowance for Credit Losses to Commercial Portfolio	3.0%	3.2%	3.2%

Total Assets	$3,962	$3,879	$4,108

The following graphs illustrate the trends in Net Income and Return on Average Stockholders’ Equity and Tier 1 Capital for the periods indicated:

NET INTEREST INCOME AND MARGINS

(US$ million, except percentages)	1Q10	4Q09	1Q09
Net Interest Income (Loss)
Commercial Division	$15.2	$15.5	$17.0
Treasury Division	0.5	0.5	(0.6)
Asset Management Division	0.6	(0.8)	(1.0)
Consolidated	$16.3	$15.2	$15.4

Net Interest Margin*	1.71%	1.60%	1.50%

* Net interest income divided by average balance of interest-earning assets.

1Q10 vs. 4Q09
In the first quarter 2010, net interest income amounted to $16.3 million, an increase of $1.1 million, or 7%, from the fourth quarter 2009.  The quarterly increase in net interest income was mainly contributed by the Asset Management Division from its activities in the Investment Fund, while in the Commercial Division, net interest income decreased as lower weighted average lending spreads on the average loan portfolio were partially offset by the effects of higher average loan portfolio balances.

Net interest margin stood at 1.71% in the first quarter 2010, compared to 1.60% in the fourth quarter 2009, and 1.50% in the first quarter 2009.

FEES AND COMMISSIONS

(US$ million)	1Q10	4Q09	1Q09
Letters of credit	$2.1	$1.8	$1.5
Guarantees	0.0	0.1	0.5
Loans	0.0	0.0	0.1
Third party investor (BAM)	0.2	0.3	0.0
Other*	0.1	0.1	0.1
Fees and Commissions, net	$2.4	$2.4	$2.2
* Net of commission expenses

1Q10 vs. 4Q09 and vs. 1Q09
Fees and commissions amounted to $2.4 million, marginally higher compared to the fourth quarter 2009, and compared to $2.2 million in the first quarter 2009.  The $0.2 million year-on-year increase was mainly due to increased commission income from the letter of credit business, as well as higher commission income from third party investors in the Asset Management Division.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09	31-Mar-10
Allowance for Loan Losses:
Balance at beginning of the period	$54.6	$80.6	$90.2	$89.9	$73.8
Provisions (reversals)	25.8	8.9	(0.4)	(16.1)	0.1
Recoveries, net of charge-offs	0.1	0.8	0.0	(0.0)	0.0
End of period balance	$80.6	$90.2	$89.9	$73.8	$73.9

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$30.7	$10.1	$10.3	$11.8	$27.3
Provisions (reversals)	(20.6)	0.2	1.5	15.5	(3.7)
End of period balance	$10.1	$10.3	$11.8	$27.3	$23.6

Total Allowance for Credit Losses	$90.7	$100.5	$101.7	$101.0	$97.6

During the first quarter 2010, the allowance for credit losses decreased $3.5 million, reflecting the combination of: (i) a $0.3 million increase in specific loan loss reserves, (ii) a $0.2 million reduction in generic loan loss reserves driven by changes in the portfolio mix, and (iii) a $3.6 million decrease in generic off-balance sheet credit risk reserves reflecting changes in the portfolio composition of acceptances and contingencies (mostly letters of credit) and their impact on the overall risk profile. Subsequent to the first quarter 2010 close, an additional $3.1 million specific reserve requirement was established, with the overall number and balances of non-performing loans in the Bank’s loan portfolio remaining unchanged.

The ratio of the allowance for credit losses to the commercial portfolio stood at 3.0% as of March 31, 2010, compared to 3.2% as of December 31, 2009, and 3.2% as of March 31, 2009.

OPERATING EXPENSES

(US$ million)	1Q10	4Q09	1Q09
Salaries and other employee expenses	$5.4	$5.1	$6.2
Depreciation, amortization and impairment of premises and equipment	0.7	0.7	0.7
Professional services	1.1	0.8	0.7
Maintenance and repairs	0.3	0.4	0.3
Expenses from the investment fund	0.3	0.8	1.5
Other operating expenses	2.2	2.1	1.8
Total Operating Expenses	$10.0	$9.9	$11.1

The Bank’s efficiency ratio was 62% in the first quarter 2010, compared to 46% in the fourth quarter, and 33% in the first quarter 2009, mainly as the result of the decrease in net operating revenues, primarily from the Treasury and Asset Management Divisions, during the quarter.

Operating expenses increased $0.1 million, or 1%, from the fourth quarter 2009 to $10.0 million during the first quarter 2010, and decreased $1.1 million compared to the $11.1 million reported in the first quarter 2009.  The quarterly increase is mainly attributable to salaries and other employee expenses relating to higher average headcount, and professional services as the Bank´s market activities increased, partially offset by lower performance-related expenses from the Investment Fund.

OTHER EVENTS

▪
Annual Shareholders’ Meeting:  Bladex’s Annual Shareholders’ Meeting took place on April 14, 2010, in Panama City, Panama.  At the meeting, Mr. João Carlos de Nobrega Pecego was elected as Director representing Class A shareholders, and Mr. Herminio Blanco, Mr. William Dick Hayes and Ms. Maria da Graça França were re-elected as Directors representing the Class E shareholders.  In addition, shareholders approved the Bank’s audited financial statements for the fiscal year ended December 31, 2009, and the appointment of Deloitte as the Bank’s registered independent public accounting firm for the fiscal year ending December 31, 2010, pursuant to the recommendation made by the Audit and Compliance Committee to the shareholders.  The Board of Directors re-appointed Mr. Gonzalo Menéndez Duque as Chairman of the Board.

▪
Quarterly Dividend Payment: On April 15, 2010, the Bank announced a quarterly common dividend payment of US$0.15 per share related to the first quarter 2010. The dividend will be payable on May 6, 2010, to stockholders registered as of the April 26, 2010 record date.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1)
Non-interest operating income (loss) refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets.  By business segment, non-interest operating income includes:

Commercial Division: Net fees and commissions and Net related other income (expense).
Treasury Division: net gain (loss) on sale of securities available-for-sale, impact of derivative hedging instruments, gain (loss) on foreign currency exchange, and gain (loss) on trading securities.
Asset Management Division: Gain from Investment Fund trading and related other income (expense).

(2)	Net Operating Revenues refers to net interest income plus non-interest operating income.

(3)	Net Operating Income (Loss) refers to net interest income plus non-interest operating income, minus operating expenses.

(4)	Lending spreads are calculated as loan portfolio weighted average lending spread, net of weighted average Libor-based cost rate, excluding loan commissions.

(5)	Net Income per Share calculations are based on the average number of shares outstanding during each period.

(6)	Operating ROE: Annualized net operating income divided by average stockholders’ equity.

(7)	Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues.

(8)
Tier 1 Capital is calculated according to Basel I capital adequacy guidelines, and is equivalent to stockholders’ equity excluding the OCI effect of the available for sale portfolio.  Tier 1 Capital ratio is calculated as a percentage of risk weighted assets.  Risk-weighted assets are, in turn, also calculated based on Basel I capital adequacy guidelines.

(9)	Total Capital refers to Tier 1 Capital plus Tier 2 Capital, based on Basel I capital adequacy guidelines. Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(10)	Leverage corresponds to assets divided by stockholders’ equity.

(11)	Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding pledged regulatory deposits.

(12)
Treasury Division’s net operating income includes: (i) interest income from interest bearing deposits with banks, investment securities and trading assets, net of allocated cost of funds; (ii) other income (expense) from derivative financial instrument and hedging; (iii) net gain (loss) from trading securities; (iv) net gain (loss) on sale of securities available for sale; (v) gain (loss) on foreign currency exchange; and (vi) allocated operating expenses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2010, Bladex had disbursed accumulated credits of approximately $163 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, April 21, 2010 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio web cast of the conference at http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through June 22, 2010.  Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions.  The conference ID# for the replayed call is 49698537.  For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
Panama City, Panama
Tel: (507) 210-8630
E-mail address: cschech@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805, New York, NY 10005
Tel: (212) 406-3690
E-mail address:  bladex@i-advize.com

EXHIBIT I
CONSOLIDATED BALANCE SHEETS

	AT THE END OF,
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2010	December 31, 2009	March 31, 2009	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$349	$425	$605	$(76)	(18)%	$(256)	(42)%
Trading assets	51	50	159	1	2	(108)	(68)
Securities available-for-sale	457	457	590	0	0	(133)	(23)
Investment fund	205	198	160	7	4	45	28
Loans	2,935	2,779	2,624	156	6	311	12
Less:
Allowance for loan losses	(74)	(74)	(81)	0	0	7	(9)
Unearned income and deferred fees	(3)	(4)	(4)	1	(25)	1	(25)
Loans, net	2,858	2,701	2,539	157	6	319	13

Customers' liabilities under acceptances	0	2	0	(2)	(100)	0	n.m. (*)
Premises and equipment, net	7	8	7	(1)	(13)	0	0
Accrued interest receivable	22	26	37	(4)	(15)	(15)	(41)
Derivative financial instruments used for hedging - receivable	0	1	2	(1)	(100)	(2)	(100)
Other assets	12	12	7	0	0	5	71

TOTAL ASSETS	$3,962	$3,879	$4,108	$83	2%	$(146)	(4)%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$37	$51	$56	$(14)	(27)%	$(19)	(34)%
Time	1,318	1,205	1,161	113	9	157	14
Total Deposits	1,355	1,256	1,216	99	8	139	11

Trading liabilities	5	3	14	2	67	(9)	(64)
Securities sold under repurchase agreements	95	71	393	24	34	(298)	(76)
Short-term borrowings	282	328	608	(46)	(14)	(326)	(54)
Borrowings and long-term debt	1,394	1,390	1,152	4	0	242	21
Acceptances outstanding	0	2	0	(2)	(100)	0	n.m. (*)
Accrued interest payable	10	11	16	(1)	(9)	(6)	(38)
Derivative financial instruments used for hedging - payable	58	65	82	(7)	(11)	(24)	(29)
Reserve for losses on off-balance sheet credit risk	24	27	10	(3)	(11)	14	140
Other liabilities	15	14	9	1	7	6	67
TOTAL LIABILITIES	$3,238	$3,168	$3,502	$70	2%	$(264)	(8)%

Redeemable noncontrolling interest in the investment fund	43	35	5	8	23	38	760

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280	0	0	0	0
Additional paid-in capital in excess of assigned value of common stock	134	135	136	(1)	(1)	(2)	(1)
Capital reserves	95	95	95	0	0	0	0
Retained earnings	306	301	280	5	2	26	9
Accumulated other comprehensive loss	(6)	(6)	(57)	0	0	51	(89)
Treasury stock	(128)	(130)	(133)	2	(2)	5	(4)

TOTAL STOCKHOLDERS' EQUITY	$681	$676	$601	$5	1%	$80	13%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,962	$3,879	$4,108	$83	2%	$(146)	(4)%

(*)  "n.m." means not meaningful.

EXHIBIT II
CONSOLIDATED STATEMENTS OF INCOME
(In US$ thousand, except per share amounts and ratios)

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(A) - (B)		(A) - (C)
	March 31, 2010	December 31, 2009	March 31, 2009	CHANGE	%	CHANGE	%

INCOME STATEMENT DATA:
Interest income	$27,019	$28,256	$41,033	$(1,237)	(4)%	$(14,014)	(34)%
Interest expense	(10,733)	(13,073)	(25,605)	2,340	(18)	14,872	(58)
NET INTEREST INCOME	16,286	15,183	15,428	1,103	7	858	6
Reversal (provision) for loan losses	(159)	16,063	(25,831)	(16,222)	(101)	25,672	(99)
NET INTEREST INCOME, AFTER REVERSAL
(PROVISION) FOR LOAN LOSSES	16,127	31,246	(10,403)	(15,119)	(48)	26,530	(255)

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	3,626	(15,456)	20,645	19,082	(123)	(17,019)	(82)
Fees and commissions, net	2,382	2,369	2,167	13	1	215	10
Derivative financial instrument and hedging	(953)	(507)	1,670	(446)	88	(2,623)	(157)
Impairment of assets, net of recoveries	233	(27)	(94)	260	(963)	327	(348)
Net gain (loss) from investment fund trading	(1,500)	2,906	11,696	(4,406)	(152)	(13,196)	(113)
Net gain (loss) from trading securities	(1,479)	(638)	3,161	(841)	132	(4,640)	(147)
Gain (loss) on foreign currency exchange	1,312	1,830	(1,079)	(518)	(28)	2,391	(222)
Other income (expense), net	71	322	359	(251)	(78)	(288)	(80)
NET OTHER INCOME (EXPENSE)	3,692	(9,202)	38,525	12,894	(140)	(34,833)	(90)

OPERATING EXPENSES:
Salaries and other employee expenses	(5,409)	(5,131)	(6,193)	(278)	5	784	(13)
Depreciation, amortization and impairment of premises and equipment	(676)	(647)	(683)	(29)	4	7	(1)
Professional services	(1,107)	(834)	(704)	(273)	33	(403)	57
Maintenance and repairs	(347)	(345)	(261)	(2)	1	(86)	33
Expenses from the investment fund	(257)	(800)	(1,548)	543	(68)	1,291	(83)
Other operating expenses	(2,247)	(2,139)	(1,757)	(108)	5	(490)	28
TOTAL OPERATING EXPENSES	(10,043)	(9,897)	(11,146)	(146)	1	1,103	(10)

Net Income	$9,776	$12,148	$16,976	$(2,372)	(20)	$(7,200)	(42)

Net Income (loss) attributable to the redeemable noncontrolling interest	(320)	233	269	(553)	(237)	(589)	(219)

NET INCOME ATTRIBUTABLE TO BLADEX	$10,096	$11,915	$16,707	$(1,819)	(15)%	$(6,611)	(40)%

PER COMMON SHARE DATA:
Basic earnings per share	0.28	0.33	0.46
Diluted earnings per share	0.28	0.32	0.46

Weighted average basic shares	36,560	36,546	36,416
Weighted average diluted shares	36,715	36,727	36,464

PERFORMANCE RATIOS:
Return on average assets	1.1%	1.3%	1.6%
Return on average stockholders' equity	6.1%	7.1%	11.4%
Net interest margin	1.71%	1.60%	1.50%
Net interest spread	1.37%	1.18%	0.94%
Operating expenses to total average assets	1.06%	1.05%	1.08%

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)	EXHIBIT III

	FOR THE THREE MONTHS ENDED
	March 31, 2010	March 31, 2009
	(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$16,286	$15,428
Fees and commissions, net	2,382	2,167
Reversal (provision) for loan and off-balance sheet credit losses, net	3,467	(5,186)
Derivative financial instrument and hedging	(953)	1,670
Impairment of assets, net of recoveries	233	(94)
Net gain (loss) from investment fund trading	(1,500)	11,696
Net gain (loss) from trading securities	(1,479)	3,161
Gain (loss) on foreign currency exchange	1,312	(1,079)
Other income (expense), net	71	359
Operating expenses	(10,043)	(11,146)
Net Income	$9,776	16,976
Net Income (loss) attributable to the redeemable noncontrolling interest	(320)	269
NET INCOME ATTRIBUTABLE TO BLADEX	$10,096	$16,707

BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	508	749
Investment fund	205	160
Loans, net	2,858	2,539
Total assets	3,962	4,108
Deposits	1,355	1,216
Securities sold under repurchase agreements	95	393
Short-term borrowings	282	608
Borrowings and long-term debt	1,394	1,152
Total liabilities	3,238	3,502
Stockholders' equity	681	601

PER COMMON SHARE DATA:
Basic earnings per share	0.28	0.46
Diluted earnings per share	0.28	0.46
Book value (period average)	18.34	16.28
Book value (period end)	18.59	16.50

(In thousand):
Weighted average basic shares	36,560	36,416
Weighted average diluted shares	36,715	36,464
Basic shares period end	36,620	36,422

SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	1.1%	1.6%
Return on average stockholders' equity	6.1%	11.4%
Net interest margin	1.71%	1.50%
Net interest spread	1.37%	0.94%
Operating expenses to total average assets	1.06%	1.08%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	1.8%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	0.0%
Allowance for loan losses to total loan portfolio (1)	2.5%	3.1%
Allowance for losses on off-balance sheet credit risk to total contingencies	7.8%	5.5%

CAPITAL RATIOS:
Stockholders' equity to total assets	17.2%	14.6%
Tier 1 capital to risk-weighted assets	24.6%	21.7%
Total capital to risk-weighted assets	25.8%	23.0%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV
CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	March 31, 2010			December 31, 2009			March 31, 2009
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest bearing deposits with banks	$394	$0.2	0.19%	$405	$0.2	0.20%	$729	$0.4	0.20%
Loans, net of unearned income & deferred loan fees	2,717	21.7	3.20	2,624	23.6	3.52	2,633	32.6	4.95
Non-accrual loans	51	1.1	8.62	43	0.8	6.94	0	0.0	n.m. (*)
Trading assets	50	0.8	6.22	50	0.8	6.10	49	0.5	4.38
Investment securities	458	2.0	1.75	459	2.5	2.14	602	6.7	4.47
Investment fund	200	1.2	2.42	195	0.4	0.72	154	0.8	2.08

TOTAL INTEREST EARNING ASSETS	$3,869	$27.0	2.79%	$3,777	$28.3	2.93%	$4,167	$41.0	3.94%

Non interest earning assets	46			38			53
Allowance for loan losses	(74)			(90)			(55)
Other assets	12			11			11

TOTAL ASSETS	$3,853			$3,736			$4,176

INTEREST BEARING LIABILITIES
Deposits	$1,316	$2.2	0.66%	$1,242	$2.3	0.74%	$1,199	$3.1	1.04%
Trading liabilities	4	0.0	0.00	3	0.0	0.00	13	0.0	0.00%
Investment fund	0	0.2	n.m. (*)	0	0.6	n.m. (*)	0	0.9	n.m. (*)
Securities sold under repurchase agreement and Short-term borrowings	299	1.0	1.28	384	0.8	0.82	1,028	8.7	3.37
Borrowings and long term debt	1,394	7.4	2.13	1,296	9.3	2.82	1,170	12.9	4.42

TOTAL INTEREST BEARING LIABILITIES	$3,013	$10.7	1.43%	$2,924	$13.1	1.75%	$3,410	$25.6	3.00%

Non interest bearing liabilities and other liabilities	$130			$110			$169

TOTAL LIABILITIES	3,143			3,034			3,579

Redeemable noncontrolling interest in the investment fund	40			32			5

STOCKHOLDERS' EQUITY	670			669			593

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,853			$3,736			$4,176

NET INTEREST SPREAD			1.37%			1.18%			0.94%
NET INTEREST INCOME AND NET INTEREST MARGIN		$16.3	1.71%		$15.2	1.60%		$15.4	1.50%

(*)  "n.m." means not meaningful.

EXHIBIT V
CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except per share amounts and ratios)

	TWELVE MONTHS	FOR THE THREE MONTHS ENDED					TWELVE MONTHS
	ENDED						ENDED
	DEC 31/09	MAR 31/10	DEC 31/09	SEP 30/09	JUN 30/09	MAR 31/09	DEC 31/08

INCOME STATEMENT DATA:
Interest income	$141,964	$27,019	$28,256	$34,423	$38,252	$41,033	$244,243
Interest expense	(77,212)	(10,733)	(13,073)	(17,070)	(21,464)	(25,605)	(166,396)
NET INTEREST INCOME	64,752	16,286	15,183	17,353	16,788	15,428	77,847
Reversal (provision) for loan losses	(18,293)	(159)	16,063	380	(8,905)	(25,831)	18,540

NET INTEREST INCOME (LOSS) AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	46,459	16,127	31,246	17,733	7,883	(10,403)	96,387
OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	3,463	3,626	(15,456)	(1,549)	(177)	20,645	(16,997)
Fees and commissions, net	6,733	2,382	2,369	1,463	734	2,167	7,252
Derivative financial instrument and hedging	(2,534)	(953)	(507)	(1,105)	(2,591)	1,670	9,956
Impairment of assets, net of recoveries	(120)	233	(27)	0	0	(94)	(767)
Net gain (loss) from investment fund trading	24,997	(1,500)	2,906	5,478	4,918	11,696	21,357
Net gain (loss) from trading securities	13,113	(1,479)	(638)	2,936	7,653	3,161	(20,998)
Net gains on sale of securities available-for-sale	546	0	0	546	0	0	67
Gain (loss) on foreign currency exchange	613	1,312	1,830	(843)	705	(1,079)	(1,596)
Other income (expense), net	912	71	322	138	93	359	656
NET OTHER INCOME (EXPENSE)	47,723	3,692	(9,202)	7,064	11,336	38,525	(1,070)

TOTAL OPERATING EXPENSES:	(38,202)	(10,043)	(9,897)	(8,537)	(8,622)	(11,146)	(39,990)
Net Income	$55,980	$9,776	$12,148	$16,260	$10,597	$16,976	$55,327

Net Income (loss) attributable to the redeemable noncontrolling interest	1,118	(320)	233	507	109	269	208

NET INCOME ATTRIBUTABLE TO BLADEX	$54,862	$10,096	$11,915	$15,753	$10,488	$16,707	$55,119

SELECTED FINANCIAL DATA

PER COMMON SHARE DATA
Basic earnings per share	$1.50	$0.28	$0.33	$0.43	$0.29	$0.46	$1.51
PERFORMANCE RATIOS
Return on average assets	1.4%	1.1%	1.3%	1.6%	1.0%	1.6%	1.1%
Return on average stockholders' equity	8.6%	6.1%	7.1%	9.5%	6.6%	11.4%	9.0%
Net interest margin	1.62%	1.71%	1.60%	1.76%	1.62%	1.50%	1.55%
Net interest spread	1.12%	1.37%	1.18%	1.28%	1.14%	0.94%	0.98%
Operating expenses to average assets	0.96%	1.06%	1.05%	0.88%	0.84%	1.08%	0.79%

EXHIBIT VI
BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE TWELVE MONTHS ENDED		FOR THE THREE MONTHS ENDED
	DEC 31/09	DEC 31/08	MAR 31/10	DEC 31/09	MAR 31/09

COMMERCIAL DIVISION:

Net interest income (1)	$66.2	$78.1	$15.2	$15.5	$17.0
Non-interest operating income (2)	6.9	7.8	2.2	2.1	2.5
Operating expenses (3)	(23.4)	(27.5)	(6.9)	(6.3)	(6.7)
Net operating income (4)	49.7	58.4	10.6	11.2	12.8
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.8)	1.5	3.5	0.6	(5.2)
Impairment of assets, net of recoveries	(0.1)	(0.8)	0.2	(0.0)	(0.1)

NET INCOME ATTRIBUTABLE TO BLADEX	$34.8	$59.1	$14.2	$11.8	$7.5

Average interest-earning assets (5)	2,586	3,718	2,768	2,667	2,633
End-of-period interest-earning assets (5)	2,775	2,614	2,932	2,775	2,620

TREASURY DIVISION:

Net interest income (loss) (1)	$2.0	$3.0	$0.5	$0.5	$(0.6)
Non-interest operating income (loss)(2)	12.0	(12.4)	(1.1)	0.7	3.8
Operating expenses (3)	(7.9)	(6.9)	(2.2)	(1.7)	(2.2)
Net operating income (loss) (4)	6.1	(16.3)	(2.8)	(0.5)	1.0

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$6.1	$(16.3)	$(2.8)	$(0.5)	$1.0

Average interest-earning assets (6)	1,240	1,170	902	914	1,380
End-of-period interest-earning assets (6)	932	1,582	857	932	1,355

ASSET MANAGEMENT DIVISION:

Net interest income (loss) (1)	$(3.4)	$(3.2)	$0.6	$(0.8)	$(1.0)
Non-interest operating income (loss) (2)	25.4	21.3	(1.3)	3.5	11.7
Operating expenses (3)	(6.8)	(5.6)	(1.0)	(1.9)	(2.2)
Net operating income (loss) (4)	15.2	12.5	(1.7)	0.8	8.5
Net income (loss)	15.2	12.5	(1.7)	0.8	8.5
Net income (loss) attributable to the redeemable noncontrolling interest	1.1	0.2	(0.3)	0.2	0.3

NET INCOME (LOSS) ATTRIBUTABLE TO BLADEX	$14.1	$12.3	$(1.4)	$0.6	$8.2

Average interest-earning assets (7)	172	138	200	195	154
End-of-period interest-earning assets (7)	198	151	205	198	160

CONSOLIDATED:

Net interest income (1)	$64.8	$77.9	$16.3	$15.2	$15.4
Non-interest operating income (loss) (2)	44.3	16.7	(0.2)	6.3	18.0
Operating expenses (3)	(38.2)	(40.0)	(10.0)	(9.9)	(11.1)
Net operating income (4)	70.9	54.6	6.1	11.6	22.3
Reversal (provision) for loan and off-balance sheet credit losses, net	(14.8)	1.5	3.5	0.6	(5.2)
Impairment of assets, net of recoveries	(0.1)	(0.8)	0.2	(0.0)	(0.1)
Net income	56.0	55.4	9.8	12.1	17.0
Net income (loss) attributable to the redeemable noncontrolling interest	1.1	0.2	(0.3)	0.2	0.3

NET INCOME ATTRIBUTABLE TO BLADEX	$54.9	$55.1	$10.1	$11.9	$16.7

Average interest-earning assets	3,998	5,025	3,869	3,777	4,167
End-of-period interest-earning assets	3,905	4,347	3,994	3,905	4,134

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets.
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale, securities held to maturity, and trading assets.
(7) Includes investment fund.

EXHIBIT VII
CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR10		31DEC09		31MAR09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$187	5.0	$73	2.0	$114	3.2	$115	$74
BRAZIL	1,526	40.7	1,484	41.0	1,524	42.8	43	2
CHILE	281	7.5	286	7.9	50	1.4	(5)	232
COLOMBIA	337	9.0	343	9.5	487	13.7	(6)	(150)
COSTA RICA	107	2.8	107	3.0	119	3.3	(1)	(12)
DOMINICAN REPUBLIC	75	2.0	39	1.1	57	1.6	36	18
ECUADOR	93	2.5	135	3.7	65	1.8	(43)	28
EL SALVADOR	48	1.3	58	1.6	118	3.3	(10)	(70)
GUATEMALA	71	1.9	86	2.4	138	3.9	(15)	(67)
HONDURAS	27	0.7	23	0.6	38	1.1	3	(12)
JAMAICA	32	0.9	31	0.9	15	0.4	1	17
MEXICO	390	10.4	418	11.6	443	12.5	(29)	(54)
NICARAGUA	1	0.0	1	0.0	1	0.0	0	(1)
PANAMA	97	2.6	85	2.4	141	4.0	12	(44)
PERU	245	6.5	191	5.3	91	2.6	53	153
TRINIDAD & TOBAGO	56	1.5	72	2.0	57	1.6	(15)	(0)
URUGUAY	36	1.0	46	1.3	50	1.4	(10)	(14)
VENEZUELA	94	2.5	92	2.5	7	0.2	2	87
OTHER	51	1.3	50	1.4	46	1.3	1	4

TOTAL CREDIT PORTFOLIO (1)	$3,753	100%	$3,621	100%	$3,561	100%	$132	$192

UNEARNED INCOME AND COMMISSION (2)	(3)		(4)		(4)		1	1

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,750		$3,617		$3,557		$133	$193

(1)
Includes book value of loans, fair value of  investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swap and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT VIII
COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A)		(B)		(C)
	31MAR10		31DEC09		31MAR09		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(A) - (B)	(A) - (C)

ARGENTINA	$187	5.8	$73	2.3	$114	4.0	$115	$74
BRAZIL	1,399	43.2	1,358	43.6	1,370	48.8	41	28
CHILE	254	7.8	258	8.3	8	0.3	(4)	245
COLOMBIA	194	6.0	200	6.4	305	10.9	(6)	(111)
COSTA RICA	107	3.3	107	3.4	101	3.6	(1)	6
DOMINICAN REPUBLIC	70	2.2	33	1.0	50	1.8	37	20
ECUADOR	93	2.9	135	4.4	65	2.3	(43)	28
EL SALVADOR	32	1.0	42	1.4	64	2.3	(10)	(32)
GUATEMALA	60	1.8	75	2.4	96	3.4	(15)	(37)
HONDURAS	27	0.8	23	0.8	38	1.4	3	(12)
JAMAICA	32	1.0	31	1.0	15	0.5	1	17
MEXICO	332	10.2	362	11.6	352	12.5	(30)	(20)
NICARAGUA	1	0.0	1	0.0	1	0.0	0	(1)
PANAMA	53	1.6	41	1.3	51	1.8	12	3
PERU	214	6.6	161	5.2	64	2.3	53	150
TRINIDAD & TOBAGO	56	1.7	72	2.3	57	2.0	(15)	(0)
URUGUAY	36	1.1	46	1.5	50	1.8	(10)	(14)
VENEZUELA	94	2.9	92	3.0	7	0.3	2	87
OTHER	1	0.0	0	0.0	0	0.0	1	1

TOTAL COMMERCIAL PORTFOLIO (1)	$3,241	100%	$3,110	100%	$2,808	100%	$131	$433

UNEARNED INCOME AND COMMISSION (2)	(3)		(4)		(4)		1	1

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,238		$3,107		$2,804		$132	$434

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT IX
TREASURY PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,			Change in Amount
	(A)	(B)	(C)
COUNTRY	31MAR10	31DEC09	31MAR09	(A) - (B)	(A) - (C)

BRAZIL	$128	$126	$154	$1	$(26)
CHILE	28	28	41	(0)	(14)
COLOMBIA	142	142	181	0	(39)
COSTA RICA	0	0	18	0	(18)
DOMINICAN REPUBLIC	5	6	7	(2)	(2)
EL SALVADOR	16	16	54	0	(38)
GUATEMALA	11	11	41	0	(30)
MEXICO	58	57	92	1	(34)
PANAMA	43	44	90	(0)	(47)
PERU	30	30	28	0	3
OTHER	50	50	46	1	4

TOTAL TREASURY PORTOFOLIO (1)	$511	$510	$753	$1	$(241)

(1)	Includes securities available for sale, trading assets and contingent assets, which consist of credit default swap.

EXHIBIT X
CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION			Change in Amount
	(A)	(B)	(C)
COUNTRY	1QTR10	4QTR09	1QTR09	(A) - (B)	(A) - (C)

ARGENTINA	$132	$10	$0	$122	$132
BRAZIL	280	331	227	(51)	52
CHILE	52	157	0	(104)	52
COLOMBIA	78	40	46	37	32
COSTA RICA	106	125	149	(19)	(43)
DOMINICAN REPUBLIC	92	20	41	72	51
ECUADOR	120	130	22	(10)	98
EL SALVADOR	5	12	5	(8)	(0)
GUATEMALA	33	49	55	(16)	(22)
HONDURAS	20	12	31	8	(11)
JAMAICA	50	31	16	19	34
MEXICO	27	122	100	(95)	(73)
NICARAGUA	0	1	1	(1)	(1)
PANAMA	35	21	39	14	(4)
PERU	109	41	53	68	56
TRINIDAD & TOBAGO	36	52	37	(15)	(0)
URUGUAY	2	11	10	(9)	(8)
VENEZUELA	77	53	0	24	77
OTHER	1	0	0	1	1

TOTAL CREDIT DISBURSED (1)	$1,254	$1,217	$831	$37	$423

(1)
Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swap and credit commitments).